Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

Silvercorp to Return to Single Listing Status

VANCOUVER, British Columbia – August 19, 2015 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX: SVM) (NYSE: SVM) was advised by the New York Stock Exchange ("NYSE") on August 3, 2015 that the average price of its common stock for the previous 30 trading days was below US$1.00 per share, which is below the NYSE continued listing requirement.

The Company considered the fact that the NYSE listing rules with respect to the maintenance of a minimum $1.00 share price could require the Company to undertake certain corporate or other actions, such as a reverse share split, primarily to meet the NYSE listing rules, and believes that such actions are not in the best interest of the Company or its shareholders. Therefore, the Board of Directors determined that the compliance obligations, costs and burdens of maintaining a listing of the common shares on the NYSE outweigh the benefits to the Company during this downturn in the commodity cycle.

Silvercorp intends to file a Form 25 (Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934) with the U.S. Securities and Exchange Commission (the "SEC") to voluntarily withdraw its common shares from listing on the New York Stock Exchange. The Company expects to file the Form 25 within 10 business days and that the delisting will be effective approximately 10 business days following the filing of the Form 25.

Silvercorp will continue to maintain the primary listing of its common shares on the Toronto Stock Exchange (the "TSX"), one of the world's premier stock exchanges for mining companies. U.S. shareholders should be able to trade their Silvercorp shares on the TSX through U.S. broker-dealers that have Canadian registered broker-dealer affiliates. In addition, the Company understands that the common shares may also be quoted on the U.S. over-the-counter ("OTC") markets following the delisting; however, there can be no assurance that trading on the OTC markets will occur. Moreover, it is anticipated that trading in the common stock may become more illiquid once it is no longer traded on the NYSE. The Company will continue to file reports with Canadian securities regulators on SEDAR and with the SEC following the voluntary delisting.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

Investor contact

Silvercorp Metals Inc.
Lorne Waldman, Senior Vice President
Phone: (604) 669-9397
Toll Free 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca